November 23, 2004


Via Facsimile (212) 848-7179 and U.S. Mail

Stephen T. Giove, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10012

Re:	Memberworks Incorporated
      Schedule TO-I filed November 15, 2004
      File No. 5-47315

Dear Mr. Giove:

      We have the following comments on the above-referenced filing.

Item 6.  Purposes of the Transaction and Plans or Proposals

1. Provide all of the disclosure regarding the company`s plans as required by Item 1006(c)(1-10) of Regulation M-A. If any of the items contained in (c)(1-10) are inapplicable or an answer is in the negative, revise the Schedule TO to so state. See General Instruction E to Schedule TO.

Item 12.  Exhibits

2. File a form of the notice of withdrawal as an exhibit to the Schedule TO.

Offer to Purchase

3. Revise the disclosure on pages 3 and 10 of the offering document to clarify that the company will pay the purchase price
"promptly," not "as soon as practicable," after the expiration date. Refer to Rules 13e-4(f)(5) and 14e-1(c).

4. We reference the aspect of your offer relating to participants in the 401(k) Profit Sharing Plan, whereby the tender prices they elect will be deemed to have been increased to the closest tender price that is not less than the closing price of the shares on the Nasdaq National Market. While we understand that this provision is Designed to ensure compliance with the prohibition contained in the Profit Sharing Plan, it also appears that plan participants will benefit from the automatic increase because they will not have to incur the risk of tendering shares at lower than current market prices.
Please advise us what consideration you have given as to whether this provision conflicts with the equal treatment requirement of Rule 13e-4(f)(8) as it appears to provide a benefit to plan participants that is not afforded to all holders of the company`s common stock.

5. Please revise the offer to ensure that persons who hold shares through the company`s 401(k) Profit Sharing Plan or the Employee Stock Purchase Plan have at least 20 full business days to tender in the offer. In this regard, we note that the deadline for these shareholders to give appropriate directions to tender is 5:00 p.m. instead of midnight on the twentieth business day after commencement of the offer.

Forward-Looking Statements, page 7

6. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to forward-looking statements "made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995" or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer.

Conditions to the Tender Offer, page 20

7. The first paragraph of this section contains language suggesting that once a condition is triggered, the offeror may decide in its judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition. The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

8. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. In this regard, revise the language appearing in the first paragraph to exclude any action or omission to act by the company as a reason for the assertion of a condition.

9. Several of your listed offer conditions refer to an impairment of the benefits the company expects to receive from this offer.
Since security holders should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe those benefits.

10. We note that the offer is subject to the condition that the company will remain listed on the Nasdaq National Market and not be eligible for deregistration under the Exchange Act. However, we also note under "Purpose of the Tender Offer; Certain Additional Effects of the Tender Offer" that the company may engage in possible future purchases of additional shares of common stock. Please be advised that this tender offer and any of the additional transactions may constitute the first steps in a future going private transaction. See Rule 13e-3(a)(3).

Information Concerning Memberworks, page 25

11. Despite your attempt to incorporate by reference any future filings made with the Commission from the date of this offer until it expires, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to security holders in the Offer to Purchase materially changes, you are under an obligation
To amend the Schedule TO to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Letter of Transmittal

12. We reference the language requiring security holders to acknowledge that they have "read" the tender offer document. We believe it is inappropriate to require security holders to attest to the fact that they "read" the terms of the offer as such language effectively operates as a waiver of liability. Please provide a statement in your next amendment that expressly rescinds this language.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michele M. Anderson
								Special Counsel
								Office of Mergers and
								Acquisitions